EXHIBIT 99.1

Cronos Group Inc. to Hold Conference Call on Fourth Quarter and Fiscal Year 2017 Financial Results

TORONTO, April 27, 2018 /CNW/ – Cronos Group Inc. (NASDAQ, TSX-V: CRON) ("Cronos Group" or the "Company") will release its financial results for the fourth quarter and fiscal year ended December 31, 2017 before the market opens on April 30, 2018.

Conference Call
The Company will host a conference call with Mike Gorenstein, Chief Executive Officer, and William Hilson, Chief Financial Officer, on Monday, April 30, 2018 at 8:00 a.m. EST to discuss fourth quarter and fiscal year 2017 results. The call will last approximately one hour. Instructions for the conference call are provided below:

Conference ID: 7294557
Topic: Cronos Group Inc. Earnings Call
Toll-free dial-in number: (888) 231-8191
International dial-in number: (647) 427-7450

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on May 14, 2018. Instructions for the audio replay are provided below:

Toll-free dial-in number: (855) 859-2056
Passcode: 7294557

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley. The Company has multiple international production and distribution platforms including Germany, Israel and Australia. The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/April2018/27/c5111.html

%CIK: 0001656472

For further information: Mike Gorenstein, Chief Executive Officer, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:30e 27-APR-18